UNITED STATES
SECURITIES AND EXCHANGE COMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                      to
Commission File Number 0-7617
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)
UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)
14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Item 4.	FINANCIAL STATEMENTS AND EXHIBITS

a) The following Plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm
The Deferred Salary Savings Plan Committee
The Board of Directors
Univest Corporation of Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on the results of our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP Philadelphia, Pennsylvania
June 24, 2011

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statements of Net Assets Available for Benefits

	At December 31,
	2010	2009
Assets:
Investments, at fair value	$26,377,307	$21,887,765
Contributions receivable	55,837	37,308
Interest and dividends receivable	43,166	40,150
Excess contribution receivable	—	747

Total assets	26,476,310	21,965,970

Liabilities:
Excess contribution payable	30	319

Net assets available for benefits	$26,476,280	$21,965,651

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	For the Years ended December 31,
	2010	2009
Additions:
Investment income:
Interest and other	$362	$243
Dividends	198,727	192,242
Net appreciation in fair value of investments	2,801,064	1,241,028

Total investment income	3,000,153	1,433,513

Contributions:
Employer	595,575	534,767
Participants	1,620,913	1,467,125
Rollovers	198,912	547,734

Total contributions	2,415,400	2,549,626

Total additions	5,415,553	3,983,139

Deductions:
Benefits paid directly to participants	904,924	711,762

Total deductions	904,924	711,762

Net increase in net assets available for benefits	4,510,629	3,271,377

Net assets available for benefits:
Beginning of year	21,965,651	18,694,274

End of year	$26,476,280	$21,965,651

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of Plan

The following brief description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a deferred salary savings plan established June 23, 1982 and restated effective January 1, 2008, covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the board of directors of the Corporation. The trustees have appointed Univest National Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.

(b)	Plan Amendment

Effective January 1, 2010, the Plan was amended to allow Roth 401(k) elective contributions. Under this contribution option, a participant can make after-tax contributions and distributions of participant contributions and earnings at retirement are generally tax-free. Employer contributions made on a participant’s Roth 401(k) contributions are made on a pre-tax basis.

(c)	Contributions

Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2010 of $16,500 if under age 50 and $22,000 if over age 50. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.

The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s board of directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(d)	Investment Options

Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, registered investment companies and guaranteed interest accounts.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution, (b) Plan earnings (losses), and (c) forfeitures of terminated participants’ nonvested accounts used to reduce the Employer’s matching contribution.

(f)	Vesting

Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.

Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period.

(g)	Payment of Benefits

The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70 1/2.

(h)	Participant Loans

Loans to participants from the Plan are not permitted.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(j)	Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts that were unallocated to participants totaled $904 and $2,315, respectively. During 2010 and 2009, the Corporation used forfeited amounts to reduce employer contributions by $11,801 and $13,028, respectively.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The underlying securities in each registered investment company are listed on national securities exchanges and valued on the basis of year-end closing prices; securities traded in the over-the-counter market are valued at the closing price on the last business day of the year; and guaranteed interest accounts are valued at cost plus accrued interest which approximates fair value. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Expenses

The Corporation pays the costs of trust and other administrative services of the Plan.

(e)	Payment of Benefits

Benefit payments to participants are recorded when paid.

(f)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standard Codification Update for improving disclosures about fair value measurements. This update requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. It also clarifies that companies should provide fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the statement of financial position, if necessary. In addition, the update clarifies that companies are required to provide disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by this update are effective for fiscal years beginning after December 31, 2009 or the year ending December 31, 2010 for the Plan. The adoption of these provisions did not materially impact the Plan’s fair value measurement disclosures. This update also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of this update is effective for fiscal years beginning after December 15, 2010 or the year ending December 31, 2011 for the Plan. The future adoption of this provision is not expected to materially impact the Plan’s fair value measurement disclosures.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(3)	Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2010 and 2009 are indicated below.

	At December 31,
	2010	2009
Univest Corporation of Pennsylvania common stock	$3,646,134	$3,151,894
John Hancock Lifestyle Balanced Fund	3,635,685	3,067,598
John Hancock Lifestyle Growth Fund	3,559,680	2,903,642
For the years ended December 31, 2010 and 2009, the Plan’s investments, including investments purchased and sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	For the Years ended December 31,
	2010	2009
Univest Corporation of Pennsylvania common stock	$323,810	$(2,577,445)
Shares of registered investment companies	2,476,989	3,816,314
John Hancock guaranteed interest accounts	265	2,159

	$2,801,064	$1,241,028

(4)	Fair Value Disclosure

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Plan determines the fair value of its financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions that the market participants would use in pricing the asset or liability based on the best information available in the circumstances. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement.

•
Level 1—Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
•	Level 2—Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•
Level 3—Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:
Common stock is valued at the closing price reported on the active market on which the individual securities are traded.
The Federated Total Return Bond Fund is a registered investment company, which is valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

The Plan had $21,228,307 and $17,419,129 of investments in shares of registered investment companies held through sub-accounts of a separate account of an insurance company at December 31, 2010 and 2009, respectively. The Plan has concluded that the NAV as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted NAV under agreements with the insurance company.

However, it is possible that the redemptions rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in the market conditions, liquidity requirements, and the economic environment may significantly affect the NAV of the registered investment companies and, consequently, the fair value of the Plan’s investments.

Guaranteed interest accounts are valued at cost plus accrued interest. Interest rates range from 0.30% to 1.25% at December 31, 2010 and from 0.15% to 1.40% at December 31, 2009.

The methods described previously may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The following table presents the fair value of the Plan’s investments as of December 31, 2010 and 2009, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total

Investments:
Cash — money market account	$322,999	$—	$—	$322,999
Univest Corporation of Pennsylvania common stock	3,646,134	—	—	3,646,134
Federated Total Return Bond Fund	1,125,917	—	—	1,125,917
Shares of registered investment companies:
Conservative (a)	—	964,138	—	964,138
Income (b)	—	2,697,079	—	2,697,079
Growth and income (c)	—	6,122,762	—	6,122,762
Growth (d)	—	6,286,633	—	6,286,633
Aggressive growth (e)	—	4,342,674	—	4,342,674
Lifecycle (f)	—	815,021	—	815,021

Total shares of registered investment companies	—	21,228,307	—	21,228,307
John Hancock guaranteed interest accounts	—	—	53,950	53,950

Total investments	$5,095,050	$21,228,307	$53,950	$26,377,307

	Fair value measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Investments:
Cash — money market account	$170,081	$—	$—	$170,081
Univest Corporation of Pennsylvania common stock	3,151,894	—	—	3,151,894
Federated Total Return Bond Fund	1,097,643	—	—	1,097,643
Shares of registered investment companies
Conservative (a)	—	913,883	—	913,883
Income (b)	—	2,459,588	—	2,459,588
Growth and income (c)	—	4,512,294	—	4,512,294
Growth (d)	—	6,248,233	—	6,248,233
Aggressive growth (e)	—	2,753,924	—	2,753,924
Lifecycle (f)	—	531,207	—	531,207

Total shares of registered investment companies	—	17,419,129	—	17,419,129
John Hancock guaranteed interest accounts	—	—	49,018	49,018

Total investments	$4,419,618	$17,419,129	$49,018	$21,887,765

a)
Conservative — the safety of principal is the primary objective and may have a secondary objective of income from exposure to short-term securities or certain types of fixed contracts and money markets.

b)
Income — a high level of current income is sought by broadly investing in fixed-income securities through various sectors of the bond market and gaining exposure to various types of credit and interest rate risk.

c)	Growth and Income — seeks a balance between a high level of income and the growth of capital, with a higher degree of emphasis on growth from exposure to various equity allocations.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

d)
Growth — pursues capital appreciation foremost by investing in equity securities across domestic and international markets and across certain market capitalizations; may be exposed to all market risks.

e)
Aggressive Growth — rapid growth and appreciation are the key objectives by utilizing domestic, international or emerging country equity markets and market capitalizations, including heavier concentrations or through riskier techniques than core growth strategies.

f)
Lifecycle — model portfolios designed to provide a balance of growth, income and capital conservation through a mix of equity and fixed-income exposures based on a participant’s age and projected retirement date, adjusting asset allocations and associated risk levels with the objective of becoming more conservative as the target date approaches.

The following tables provide a reconciliation of the beginning and ending balances for measurements in hierarchy Level 3 at December 31, 2010 and 2009:

			Unrealized
			losses relating
	Balance at	Total	to instruments			Balance at
	December 31,	realized	still held at the			December 31,
	2009	gains	reporting date	Purchases	Sales	2010
John Hancock guaranteed interest accounts	$49,018	$698	$(433)	$4,667	$—	$53,950

Total Level 3 assets	$49,018	$698	$(433)	$4,667	$—	$53,950

			Unrealized gains
			relating to
	Balance at	Total	instruments still			Balance at
	December 31,	realized	held at the			December 31,
	2008	gains	reporting date	Purchases	Sales	2009
John Hancock guaranteed interest accounts	$17,271	$814	$1,345	$41,295	$(11,707)	$49,018

Total Level 3 assets	$17,271	$814	$1,345	$41,295	$(11,707)	$49,018

Realized gains or losses are recognized in “net appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.
(5)	Parties-in-Interest Transactions

At December 31, 2010 and 2009, the Plan had interest-bearing deposits with the Bank of $322,999 and $170,081, respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2010 and 2009, the Plan held 190,200 and 179,800 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $3,646,134 and $3,151,894, respectively.

The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(6)	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.

(7)	Risks and Uncertainties

The Plan has holdings in various investments including common stock of the Corporation, registered investment companies, and guaranteed accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of issue, borrower,	Description of investment, including maturity date,			Current
lessor or similar party	rate of interest, collateral, par, or maturity value		Cost	Value

* Univest Corporation of Pennsylvania:
*Univest National Bank and Trust Co. Cash — Money Market Account			**	$322,999
*Univest Corporation of Pennsylvania Common Stock	190,200	shares of common stock	**	3,646,134
*Federated Total Return Bond Fund	100,979	units of registered investment companies	**	1,125,917

John Hancock Registered Investment Companies:
John Hancock Retirement Living at 2045	10,227	units of registered investment companies	**	110,551
John Hancock Retirement Living at 2040	8,591	units of registered investment companies	**	92,873
John Hancock Retirement Living at 2035	10,950	units of registered investment companies	**	118,530
John Hancock Retirement Living at 2030	11,330	units of registered investment companies	**	121,650
John Hancock Retirement Living at 2025	12,594	units of registered investment companies	**	136,521
John Hancock Retirement Living at 2020	20,365	units of registered investment companies	**	225,295
John Hancock Retirement Living at 2015	744	units of registered investment companies	**	8,327
John Hancock Retirement Living at 2010	112	units of registered investment companies	**	1,275
John Hancock Lifestyle Aggressive	1,889	units of registered investment companies	**	626,821
John Hancock Lifestyle Growth	11,018	units of registered investment companies	**	3,559,680
John Hancock Lifestyle Balanced	15,852	units of registered investment companies	**	3,635,685
John Hancock Lifestyle Moderate	5,773	units of registered investment companies	**	1,041,805
John Hancock Lifestyle Conservative	1,877	units of registered investment companies	**	375,234
John Hancock Real Estate Securities Fund	5,826	units of registered investment companies	**	289,897
John Hancock DFA Emerging Markets Value	6,486	units of registered investment companies	**	323,541
John Hancock Royce Opportunity	8,542	units of registered investment companies	**	169,693
John Hancock International Small Cap Fund	92	units of registered investment companies	**	2,972
John Hancock International Opportunities Fund	3,378	units of registered investment companies	**	60,596
John Hancock Oppenheimer Developing Markets	3,937	units of registered investment companies	**	268,146
John Hancock Energy	4,115	units of registered investment companies	**	381,322
John Hancock DFA International Value	2,682	units of registered investment companies	**	56,537
John Hancock Mid-Cap Growth Index Fund	357	units of registered investment companies	**	8,713
John Hancock International Value Fund	2,485	units of registered investment companies	**	52,495
John Hancock Mid Cap Stock Fund	1,883	units of registered investment companies	**	38,234
John Hancock Columbia Value & Restructuring	7,161	units of registered investment companies	**	404,258
John Hancock T. Rowe Price Science & Technology	1,263	units of registered investment companies	**	58,471
John Hancock DFA U.S. Small Cap Fund	22,462	units of registered investment companies	**	550,424
John Hancock Small Cap Growth Index	3,195	units of registered investment companies	**	70,166
John Hancock International Equity Index Fund	5,088	units of registered investment companies	**	84,051
John Hancock Science & Technology Fund	405	units of registered investment companies	**	8,211
John Hancock Financial Services Fund	1,199	units of registered investment companies	**	18,682
John Hancock Small Cap Index Fund	1,173	units of registered investment companies	**	23,754
John Hancock Bridgeway Ultra-Small Company	2,937	units of registered investment companies	**	52,126
John Hancock American Century Vista	6,768	units of registered investment companies	**	257,678
John Hancock John Hancock International Growth	613	units of registered investment companies	**	14,558
John Hancock Small Cap Growth Fund	3,807	units of registered investment companies	**	50,762
John Hancock Invesco Small Cap Growth	4,873	units of registered investment companies	**	121,680
John Hancock EuroPacific Growth Fund	4,228	units of registered investment companies	**	238,420
John Hancock Franklin Small-Mid Growth	80	units of registered investment companies	**	3,909

Supplemental Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of issue, borrower,	Description of investment, including maturity date,			Current
lessor or similar party	rate of interest, collateral, par, or maturity value		Cost	Value

John Hancock Legg Mason ClearBridge Aggressive Growth	462	units of registered investment companies	**	$22,918
John Hancock T. Rowe Price Health Sciences Fund	2,290	units of registered investment companies	**	83,637
John Hancock Small Cap Opportunities Fund	1,797	units of registered investment companies	**	43,169
John Hancock Mid-Cap Value Index Fund	212	units of registered investment companies	**	4,715
John Hancock Small Cap Value Index	1,029	units of registered investment companies	**	17,959
John Hancock RiverSource Mid Cap Value	7,949	units of registered investment companies	**	82,542
John Hancock Small Cap Value Fund	1,908	units of registered investment companies	**	55,859
John Hancock Blue Chip Growth Fund	7,228	units of registered investment companies	**	182,764
John Hancock Mid Cap Index Fund	14,871	units of registered investment companies	**	374,578
John Hancock Oppenheimer Global	310	units of registered investment companies	**	13,158
John Hancock Optimized All Cap Fund	3,206	units of registered investment companies	**	66,722
John Hancock Mid Value Fund	12,710	units of registered investment companies	**	213,795
John Hancock Capital Appreciation Fund	767	units of registered investment companies	**	8,750
John Hancock Templeton World	351	units of registered investment companies	**	12,704
John Hancock All Cap Value Fund	1,491	units of registered investment companies	**	29,940
John Hancock MFS Utilities	13,495	units of registered investment companies	**	291,227
John Hancock Total Stock Market Index Fund	10,791	units of registered investment companies	**	150,024
John Hancock BlackRock Large Value	2,872	units of registered investment companies	**	52,051
John Hancock Growth Index Fund	1,422	units of registered investment companies	**	45,943
John Hancock The Growth Fund of America	31,188	units of registered investment companies	**	1,081,054
John Hancock Large Cap Fund	1,903	units of registered investment companies	**	27,662
John Hancock Optimized Value Fund	43	units of registered investment companies	**	3,889
John Hancock Davis New York Venture	8,424	units of registered investment companies	**	244,245
John Hancock T. Rowe Price Equity Inc	9,554	units of registered investment companies	**	363,961
John Hancock Value Index Fund	2,808	units of registered investment companies	**	63,833
John Hancock 500 Index Fund	453	units of registered investment companies	**	326,613
John Hancock Mutual Beacon	2,971	units of registered investment companies	**	323,840
John Hancock Washington Mutual Investors	2,881	units of registered investment companies	**	104,050
John Hancock Investment Company of America	1,016	units of registered investment companies	**	38,697
John Hancock American Balanced Fund	7,258	units of registered investment companies	**	170,210
John Hancock BlackRock Global Allocation	2,289	units of registered investment companies	**	48,005
John Hancock PIMCO All Asset	3,321	units of registered investment companies	**	62,844
John Hancock Mutual Global Discovery	10,218	units of registered investment companies	**	709,229
John Hancock Legg Mason Western Asset Global High Yield	1,365	units of registered investment companies	**	44,281
John Hancock PIMCO Global Bond	3,920	units of registered investment companies	**	65,044
John Hancock PIMCO Real Return	8,185	units of registered investment companies	**	142,329
John Hancock T. Rowe Price Spectrum Inc	2,395	units of registered investment companies	**	76,598
John Hancock Strategic Income Opportunities Fund	6,646	units of registered investment companies	**	136,622
John Hancock Investment Quality Bond Fund	4,945	units of registered investment companies	**	111,105
John Hancock PIMCO Total Return	27,277	units of registered investment companies	**	595,619
John Hancock Total Bond Market Fund	59	units of registered investment companies	**	949
John Hancock Short-Term Federal	5,262	units of registered investment companies	**	107,492
John Hancock Money Market Fund	73,909	units of registered investment companies	**	964,138

Total John Hancock Registered Investments Companies			**	21,228,307

Supplemental Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of issue, borrower,	Description of investment, including maturity date,		Current
lessor or similar party	rate of interest, collateral, par, or maturity value	Cost	Value

John Hancock Guaranteed Interest Account — 3 Year	3 year term maturing on 12/31/2010 with a stated rate of 0.30%	**	$283
John Hancock Guaranteed Interest Account — 3 Year	3 year term maturing on 12/31/2011 with a stated rate of 0.30%	**	42,409
John Hancock Guaranteed Interest Account — 3 Year	3 year term maturing on 12/31/2012 with a stated rate of 0.30%	**	4,913
John Hancock Guaranteed Interest Account — 5 Year	5 year term maturing on 12/31/2012 with a stated rate of 0.70%	**	1
John Hancock Guaranteed Interest Account — 10 Year	10 year term maturing on 12/31/2017 with a stated rate of 1.25%	**	6,125
John Hancock Guaranteed Interest Account — 10 Year	10 year term maturing on 12/31/2018 with a stated rate of 1.25%	**	2
John Hancock Guaranteed Interest Account — 10 Year	10 year term maturing on 12/31/2019 with a stated rate of 1.25%	**	217

Total John Hancock Guaranteed Interest Accounts		**	53,950

Total John Hancock Investments		**	21,282,257

Total Investments		**	$26,377,307

*	Indicates party in interest to the Plan.

**	Cost is not required for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania Deferred Salary
Savings Plan
(Name of Plan)

DEFERRED SALARY SAVINGS PLAN COMMITTEE

By:	/s/ William S. Aichele William S. Aichele, Trustee
June 24, 2011

EXHIBIT INDEX

Exhibit No.	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm